SE  MISSION

12061830

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHN CARRIS INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET 17TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT KWIATKOWSKI 212-742-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

88 FROEHLICH FARM BLVD (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

John Carris Investments, LLC

Statement of Financial Condition

December 31, 2011

(Together with Independent Auditors' Report)


MP&S
Marks Paneth & Shron LLP
Certified Public Accountants & Consultants
IT ALL ADDS UP.

JOHN CARRIS INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members of
John Carris Investments, LLC
New York, New York

We have audited the accompanying statement of financial condition of John Carris Investments, LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of John Carris Investments, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Woodbury, New York
June 13, 2012

JOHN CARRIS INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 524,051
Receivable from clearing firm	133,060
Furniture and equipment - net	616,969
Securities owned, at fair value	18
Employee advances	118,412
TOTAL ASSETS	$1,392,510

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 61,129
Commissions payable	11,274
Accrued payroll taxes	626,361
Deferred rent payable	117,582
Total Liabilities	816,346
Commitments and contingency (see notes)	
Members' Equity	576,164
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,392,510

See independent auditors' report and accompanying notes to financial statement.

OATH OR AFFIRMATION

I, GEORGE CARRIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHN CARRIS INVESTMENTS LLC., as of December 31st, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George Carris
Signature

CEO.
Title

Notary Public

SPERRY R. YOUNGER
Notary Public, State of New York
No. 01YO6044701
Qualified in New York County
Commission Expires July 10, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVENUE RECOGNITION

Commissions and related clearing expenses on securities transactions are recorded on a trade-date basis as securities transactions occur. Revenues from mutual funds and insurance transactions are recorded based upon their contractual obligations with the mutual fund and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes that such charge backs are insignificant and has not provided any allowance for such charge backs.

Investment banking revenues include gains, losses and fees arising from securities offerings in which the Company acts a private placement agent. Sales concessions are recognized when the income is reasonably determinable. Fees earned from providing financial advisory services are recognized as services are rendered.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not take possession of customers' securities or commodities.

DEPRECIATION

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets.

INCOME TAXES

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of the membership taxable income or loss in their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax ("UBT") on taxable income.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2008.

SUBSEQUENT EVENTS

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through June 13, 2012, the date the financial statement was available to be issued (see Note 9).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

GOING CONCERN

The Company did not generate sufficient operating cash to cover current obligations during 2011. Difficult business conditions have persisted that could adversely affect the Company's ability to maintain statutory levels of capital and maintain its status as a registered broker/dealer. The Company's Parent, however, has pledged its financial support as needed to enable the Company to continue as a going concern.

The Company has recently been examined by FINRA whose report noted operational, compliance and net capital deficiencies. The effect to the Company on its ability to operate as a registered broker dealer or with respect to fines or penalties has not been determined. The Company's attorney has indicated that the Company has not been furnished any Wells Notices as of June 13, 2012. The outcome of the FINRA examination is unknown.

JOHN CARRIS INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1 - RECEIVABLE FROM CLEARING FIRM

At December 31, 2011, the balance due from clearing firm consisted of commissions receivable in the amount of $19,360 and cash balances in the amount of $113,700.

Any Company assets on hand at the clearing broker serve as collateral for potential defaults of the Company's customers.

NOTE 2 - SECURITIES OWNED, AT FAIR VALUE

At December 31, 2011, marketable securities in the amount of $18 consisted of corporate stocks at quoted fair value in active public-traded market (Level 1 securities).

NOTE 3 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Equipment	$297,469	3 - 5 years
Furniture and fixtures	388,270	7 years
	685,739	
Less: Accumulated depreciation and amortization	68,770	
	$616,969	

Depreciation and amortization expense was $62,875 for the year ended December 31, 2011.

NOTE 4 - NEW YORK CITY UNINCORPORATED BUSINESS TAX

The provision for NYC UBT income taxes (benefit) consists of the following:

Current	$ --
Deferred	170,000
	170,000
Less: Valuation allowance	(170,000)
Total deferred	--
Total provision for NYC UBT	$ --

The deferred tax assets and associated valuation allowance increased by $140,000 for 2011. The Company maintains the valuation allowance against its NYC UBT

deferred tax asset arising from its net operating loss carryforwards as it is more likely than not that they will not be fully realized. Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb the tax losses in whole or in part. At December 31, 2011, the Company had available net operating losses of approximately $4,188,000, which expire beginning in 2031.

There were no NYC UBT liabilities incurred in 2011 due to the current year's loss.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases office space and office equipment under leases expiring at various dates through 2022. Total office and equipment lease expense was $360,033 for the year.

In August 2011, the Company entered into a new office lease agreement. Rent expense under the new office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $117,582 at December 31, 2011.

Future minimum lease payments as of December 31, 2011 are:

Years ending December 31,	
2012	$ 340,426
2013	410,809
2014	410,809
2015	434,151
2016	422,301
Thereafter	2,393,040
Total	$4,411,536

The Company is involved in an arbitration proceeding pending before the Financial Industry Regulatory Authority ("FINRA"). In the action, the claimant is seeking damages relating to interference with claimant's employment agreements, breach of duties and other claims seeking damages of $2,400,000 against the Company and other defendants. The Company believes the claim is without merit and is vigorously defending its position. The matter is not scheduled for a hearing. At this time, the Company's counsel cannot predict the outcome of the proceeding.

The Company is also involved in an additional arbitration matter before FINRA. A former representative for the Company alleges the Company failed to pay him

compensation from an investment banking fee sharing arrangement. The Company believes the claim is without merit and is vigorously defending its position. At this time, the Company's counsel cannot estimate the outcome or exposure to the arbitration.

NOTE 6 - EMPLOYMENT AGREEMENT

An officer of the Company acquired a 2% equity interest in the broker-dealer pursuant to an employment agreement made on June 23, 2011. Pursuant to the agreement, the officer will, on each of June 23, 2012, 2013, 2014 and 2015, be issued an additional 2% ownership share of the broker-dealer, for an aggregate of 10% provided on each such date the agreement has not been terminated.

NOTE 7 - PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2011, the Company covered a loss related to trading activity for a customer's account that should have been recorded in 2010. As a result, the loss in 2010 was understated, accrued expenses were understated and members' equity was overstated by $157,175.

NOTE 8 - REGULATORY NET CAPITAL REQUIREMENT AND DEFICIENCY

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company was not in compliance with its required net capital. Regulatory net capital deficiency was ($159,220), which was below the required regulatory net capital by ($259,220). The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2011 was (5.13) to 1.

NOTE 9 - SUBSEQUENT EVENTS

Subsequent to year end, the Company received capital contributions of $2,116,500 and had distributions of $67,000. In March 2012, the Company became compliant with its net capital regulatory requirements.

NOTE 10 - TRANSACTIONS WITH CUSTOMERS

The Company applies the provisions of FASB ASC 460, "Guarantees," which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. The clearing brokers have

not extended credit to such introduced customer accounts, and therefore, at December 31, 2011, there were no amounts to be indemnified to the clearing brokers for these accounts.

NOTE 11 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and customer's broker with which it conducts business.